                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 3)*

                                 FirePond, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   318224 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]      Rule 13d-1(b)

           [X]      Rule 13d-1(c)

           [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON      TCV III, L.P.
        See Item 2 for identification of its General Partner
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      11,985 Shares of Common Stock (A)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   0 Shares of Common Stock (A)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    11,985 Shares of Common Stock (A)
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            11,985 Shares of Common Stock (A)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                           [X]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 less than 1%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------



(A) Please see item 4. Includes warrants which can be immediately exercised for a total of 103 shares of Common Stock.

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON      TCV III (Q), L.P.
        See Item 2 for identification of its General Partner
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      318,570 Shares of Common Stock (A)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   0 Shares of Common Stock (A)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    318,570 Shares of Common Stock (A)
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           318,570 Shares of Common Stock (A)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                           [X]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                         8.65%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------



(A) Please see item 4. Includes warrants which can be immediately exercised for a total of 2,750 shares of Common Stock.

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON      TCV III STRATEGIC PARTNERS, L.P.
        See Item 2 for identification of its General Partner
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      14,344 Shares of Common Stock (A)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   0 Shares of Common Stock (A)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    14,344 Shares of Common Stock (A)
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            14,344 Shares of Common Stock (A)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                           [X]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                  less than 1%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------



(A) Please see item 4. Includes warrants which can be immediately exercised for a total of 124 shares of Common Stock.

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON      TCV III (GP)
        See Item 2 for identification of its Managing General Partner
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      2,522 Shares of Common Stock (A)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   0 Shares of Common Stock (A)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    2,522 Shares of Common Stock (A)
            REPORTING         --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             2,522 Shares of Common Stock (A)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                           [X]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 less than 1%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------



(A) Please see item 4. Includes warrants which can be immediately exercised for a total of 21 shares of Common Stock.

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON   TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
        See Item 2 for identification of its Managing Members
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      347,421 Shares of Common Stock (A)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   0 Shares of Common Stock (A)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    347,421 Shares of Common Stock (A)
           REPORTING          --------------------------------------------------
           PERSON WITH        (8)     SHARED DISPOSITIVE POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           347,421 Shares of Common Stock (A)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                           [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        9.43%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------



(A) Please see item 4. Includes warrants which can be immediately exercise for a total of 2,998 shares of Common Stock.

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON      JAY C. HOAG
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S. Citizen
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   347,421 Shares of Common Stock (A)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    347,421 Shares of Common Stock (A)
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           347,421 Shares of Common Stock (A)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                           [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        9.43%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------



(A) Please see item 4. Includes warrants which can be immediately exercised for a total of 2,998 shares of Common Stock.

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON      RICHARD H. KIMBALL
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S. Citizen
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   347,421 Shares of Common Stock (A)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    347,421 Shares of Common Stock (A)
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      0 Shares of Common Stock (A)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           347,421 Shares of Common Stock (A)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                           [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        9.43%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------



(A) Please see item 4. Includes warrants which can be immediately exercised for a total of 2,998 shares of Common Stock.

ITEM 1.

                  (a)   NAME OF ISSUER: FirePond, Inc. (the "Company")

                  (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Waltham Woods Corporate Center

                        890 Winter Street Suite 300
                        Waltham, MA 02451

ITEM 2.

        Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

        I.

                  (a) TCV III, L.P., a Delaware limited partnership ("TCV III, L.P."). The General Partner of TCV III, L.P. is Technology Crossover Management III, L.L.C., a Delaware limited liability company ("TCM III"). The sole Managing Members of TCM III are Jay C. Hoag ("Hoag") and Richard
                        H. Kimball ("Kimball").
                  (b)   528 Ramona Street, Palo Alto, CA 94301
                  (c)   Delaware
                  (d)   Common Stock
                  (e)   318224 10 2

        II.

                  (a) TCV III (Q), L.P., a Delaware limited partnership ("TCV III (Q)"). The General Partner of TCV III (Q) is TCM III.
                  (b)   528 Ramona Street, Palo Alto, CA 94301
                  (c)   Delaware
                  (d)   Common Stock
                  (e)   318224 10 2

        III.

                  (a) TCV III Strategic Partners, L.P., a Delaware limited partnership ("TCV III SP"). The General Partner of TCV III Strategic Partners is TCM III.
                  (b)   528 Ramona Street, Palo Alto, CA 94301
                  (c)   Delaware
                  (d)   Common Stock
                  (e)   318224 10 2

        IV.

                  (a)   TCV III (GP), a Delaware general partnership ("TCV III
                        (GP)"). The Managing General Partner of TCV III (GP) is TCM III.
                  (b)   528 Ramona Street, Palo Alto, CA 94301
                  (c)   Delaware
                  (d)   Common Stock
                  (e)   318224 10 2

        V.

                  (a) Technology Crossover Management III, L.L.C., a Delaware limited liability company.
                  (b)   528 Ramona Street, Palo Alto, CA 94301
                  (c)   Delaware
                  (d)   Common Stock
                  (e)   318224 10 2

        VI.

                  (a)   Jay C. Hoag
                  (b)   528 Ramona Street, Palo Alto, CA 94301
                  (c)   U.S. Citizen
                  (d)   Common Stock
                  (e)   318224 10 2

        VII.

                  (a)   Richard H. Kimball
                  (b)   528 Ramona Street, Palo Alto, CA 94301
                  (c)   U.S. Citizen
                  (d)   Common Stock
                  (e)   318224 10 2

ITEM 3.

        Not Applicable

ITEM 4.

        (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

                          Common Stock
                      Beneficially Owned                                        Dispositive
Filing Person         Including Warrants      % of Class(1)     Voting Power        Power
-------------         ------------------     -------------     ------------    -----------
TCV III, L.P.(2)             11,985          less than 1%          sole            sole
TCV III (Q)(2)              318,570                 8.65%          sole            sole
TCV III SP(2)                14,344          less than 1%          sole            sole
TCV III (GP)(2)               2,522          less than 1%          sole            sole
TCM III                     347,421                 9.43%          sole            sole
Hoag(3)                     347,421                 9.43%         shared           sole
Kimball(3)                  347,421                 9.43%         shared           sole

      (1) All percentages in this table are based on the 3,685,010 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on September 16, 2002.

      (2) Each noted entity (together, the "TCV III Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM III, as sole General Partner of TCV III, L.P., TCV III (Q) and TCV III SP and the Managing General Partner of TCV III
            (GP), may also be deemed to have sole voting and investment power with respect to such securities. TCM III disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

      (3) Under the operating agreement of TCM III, Hoag and Kimball have the independent power to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV III Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

            Except as set forth in this Item 4(a) - (c), each of the Filing Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Filing Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a group within the meaning of
Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D relating to the Common Stock of Digital Generation Systems, Inc. filed by the undersigned with the Securities and Exchange Commission ("SEC") on March 21,
2002).

Exhibit B - Joint Filing Agreement dated December 15, 2000 (incorporated by reference from Exhibit C to the Schedule 13G relating to the Common Stock of Firepond, Inc. filed by the undersigned with the SEC on February 12, 2001).

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2003


                                        TCV III, L.P.,
                                        a Delaware Limited Partnership

                                        By: /s/ Carla S. Newell
                                            ------------------------------------
                                            Carla S. Newell
                                            Authorized Signatory


                                        TCV III (Q), L.P.,
                                        a Delaware Limited Partnership

                                        By: /s/ Carla S. Newell
                                            ------------------------------------
                                            Carla S. Newell
                                            Authorized Signatory


                                        TCV III STRATEGIC PARTNERS, L.P.,
                                        a Delaware Limited Partnership

                                        By: /s/ Carla S. Newell
                                            ------------------------------------
                                            Carla S. Newell
                                            Authorized Signatory


                                        TCV III (GP),
                                        a Delaware General Partnership

                                        By: /s/ Carla S. Newell
                                            ------------------------------------
                                            Carla S. Newell
                                            Authorized Signatory


                                        TECHNOLOGY CROSSOVER
                                        MANAGEMENT III, L.L.C.,
                                        a Delaware Limited Liability Company

                                        By: /s/ Carla S. Newell
                                            ------------------------------------
                                            Carla S. Newell
                                            Authorized Signatory

                                        JAY C. HOAG

                                        By: /s/ Carla S. Newell
                                            ------------------------------------
                                            Carla S. Newell
                                            Authorized Signatory


                                        RICHARD H. KIMBALL

                                        By: /s/ Carla S. Newell
                                            ------------------------------------
                                            Carla S. Newell
                                            Authorized Signatory